UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

ConvexityShares Trust

(Name of Issuer)

Common Units of ConvexityShares Daily 1.5x SPIKES Futures ETF

(Title of Class of Securities)

21258A102

(Cusip Number)

Shifra Katz Jeffrey Kopiwoda DV Trading, LLC 425 South Financial Pl, Suite 2800 Chicago, IL 60605 (312) 837-0649

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 21258A102

1	Name of Reporting Person: I.R.S. Identification Nos. of Above Person (entities only): DV Trading, LLC 81-2060024
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instruction): WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Illinois
Number of Shares	7	Sole Voting Power: 24,001
Beneficially Owned by Each	8	Shared Voting Power: --
Reporting Person With	9	Sole Dispositive Power: 24,001
	10	Shared Dispositive Power: --
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,001
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 24%[1]
14	Type of Reporting Person (See Instructions): PN

1 Based on the Reporting Person's maximum position. As of the date of this filing, the Reporting Person has decreased its ownership percentage below five percent.

SCHEDULE 13D

Item 1.     Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common shares of ConvexityShares Daily 1.5x SPIKES Futures ETF (“SPKY”), a Delaware trust (the “Issuer” or “Registrant”).  The address of the principal executive offices of the Issuer is 7 Roszel Road, Suite 1A, Princeton, NJ 08540; its telephone number is (609) 897-7300.

Item 2.     Identity and Background.

(a)	This Schedule 13D is being filed by DV Trading, LLC (the “Reporting Person”).

(b)	The principal business address for the Reporting Person is 425 S Financial Pl, Suite 2800,

Chicago, IL 60605.

(c)	The principal business of the Reporting Person is proprietary trading. The business address of the Reporting Person is 425 S Financial Pl, Suite 2800, Chicago, IL 60605.

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person used proprietary funds to make the purchases of the stock listed on Schedule I hereto.

Item 4.     Purpose of Transaction.

On December 14, 2022, the Reporting Person purchased the shares in the normal course of business for investment purposes. The Reporting Person has since sold some of its shares. Depending on various factors including, without limitation, price, market conditions, business objectives, and related considerations, the Reporting Person may, from time to time, acquire, retain, or sell additional shares of the ETF. Any and all transactions will be subject to the Reporting Person’s policies, including its insider trading policy, as applicable.

Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

(a,b) For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D.

(c) Schedule I sets forth the transactions in the stock effected by the Reporting Person during the past 60 days.

(d) Not applicable

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30,2022

By:	/s/ Shifra Katz
Shifra Katz, Chief Compliance Officer

SCHEDULE I

The following table lists daily net purchases or sales completed by the Reporting Person in the ETF since November 1, 2022, which were all completed through open market purchases.

Date	Shares purchased or sold	Average Price
12/14/2022	9,401	$19.7948
12/15/2022	14,300	$21.1099
12/16/2022	-900	$21.2433
12/19/2022	999	$20.4744
12/20/2022	-4,005	$20.2716
12/21/2022	-930	$19.0812
12/22/2022	-2,075	$20.7194
12/23/2022	-2,430	$19.8363
12/27/2022	-4,270	$19.6806
12/28/2022	-200	$19.2100
12/29/2022	-8,012	$18.9165